Cisco Systems, Inc. 170 West Tasman Drive San Jose, CA 95134-1706 Direct: 408 526 4000 FAX: 408 526 4100 www.cisco.com

January 19, 2018

Ms. Cecilia Blye

Chief, Office of Global Security Risk

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cisco Systems, Inc.

Form 10-K for the Fiscal Year Ended July 29, 2017

Filed September 7, 2017

File No. 0-18225

Dear Ms. Blye:

On behalf of Cisco Systems, Inc., a California corporation (the “Company” or “Cisco”), set forth below is the Company’s response to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) as set forth in the Staff’s comment letter dated December 28, 2017.

For ease of reference, the headings and numbers of responses set forth below correspond to the headings and numbers in the Staff’s comments, and we have set forth below, in italics, the text of the Staff’s comments prior to the response.

General

1.	In your letter to us dated February 27, 2014, you discussed contacts with Syria and Sudan. As you are aware, Syria and Sudan are designated by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and/or export controls. You do not provide disclosure about Syria or Sudan in your Form 10-K. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria since your 2014 letter, whether through subsidiaries, distributors, resellers, affiliates, or other direct or indirect arrangements. In this regard, we note that a 2017 Cisco WebEx Audio Offering data sheet posted on your website lists Syria and Sudan in a table titled “Call Me/Callback Global Availability Footprint for Minute-Based Service.” Also, New Horizons, an IT training center in Damascus, Syria, states on its website that it is an official training partner for Cisco and it displays the Cisco Learning Partner logo. You should describe any services, technology, products, equipment or components you have provided to Syria or Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities that they control.

Cecilia Blye

Securities and Exchange Commission

January 19, 2018

Response:

The Company supplementally informs the Staff that the Company has no subsidiaries, offices, employees, assets or liabilities in Syria or Sudan. Since February 27, 2014, the Company’s contacts with Syria and Sudan, whether through subsidiaries, distributors, resellers, affiliates, or other direct or indirect arrangements, have been extremely limited, consisting of charitable and humanitarian engagements sponsored by the United Nations as further described below.

Since February 27, 2014, the Company has made limited direct sales to various end users in Syria and Sudan. These end users in Syria and Sudan were various United Nations programs, and the products provided by the Company to these end users in Syria and Sudan are standard Cisco products and technical support services and all such transactions were made pursuant to valid export licenses approved by the Bureau of Industry and Security. Any proposed transactions involving parties in Syria and Sudan are placed on compliance hold and not completed until and unless a U.S. export license is granted. The revenue from sales by the Company to customers in each of Syria and Sudan was less than $2.5 million in each of fiscal years 2015, 2016, and 2017, and the first quarter of fiscal year 2018, which represents for each country less than 0.0025% of the Company’s aggregate revenue for the period from fiscal 2015 through the first quarter of fiscal 2018. The Company’s operations and contacts relating to Syria and Sudan are therefore extremely limited, and are not material in any respect, including with respect to its operating results, financial condition or prospects.

Since February 27, 2014, there have been no contacts, other agreements or other commercial arrangements between the Company and the governments of Syria or Sudan, or entities controlled by them. The Company does not currently anticipate any change in its operations in or contacts with Syria or Sudan that the Company believes would be considered material by a reasonable investor.

The Company notes the Staff’s comment above regarding the Cisco WebEx Audio Offering data sheet posted on the Company website listing Syria and Sudan in a table titled “Call Me/Callback Global Availability Footprint for Minute-Based Service.” The “Call Me/Callback” features described in the data sheet which are available to persons in Syria and Sudan are limited to allowing attendees to participate in WebEx calls via telephone with no software required, or via web-based WebEx client software at no cost to the attendee. The Company notes that the services and software for attendee participation in a WebEx call are authorized for exportation to Syria and Sudan under both the U.S. Commerce Department and U.S. Treasury Department rules.

Cecilia Blye

Securities and Exchange Commission

January 19, 2018

For reference, the Company notes that neither the U.S. Export Administration Regulations (“US EAR”), nor the U.S. Office of Foreign Asset Control sanctions prohibit the provision of publicly available mass-market encryption software or telephony services to Syria or Sudan. The Cisco WebEx Client software is mass market publicly available for free download on the internet and as such is not subject to the US EAR pursuant to 31 C.F.R. §734. The U.S. Office of Foreign Asset Control’s regulations with regard to Syria sanctions allow the provision of services for items exported under authorization from U.S. Commerce, as well as services which are incident to internet based communication. See 31 C.F.R. § 542.510- § 542.511. The U.S. Office of Foreign Asset Control’s regulations with regard to Sudanese sanctions pursuant to 31 C.F.R. § 538 were lifted on October 12, 2017 by Executive Order 13804 and as such the exportation of services to Sudan is not prohibited, so long as all authorizations are obtained from the Bureau of Industry and Security of the U.S. Department of Commerce.

In addition, the Company notes the Staff’s comment above with respect to certain content on the New Horizons’ website. No New Horizons entity is authorized to offer any Cisco training in Syria or Sudan. Cisco has training reseller agreements with a number of New Horizons entities. Each of these agreements authorizes the applicable entity to resell Cisco training in a territory specified in the agreement. None of these territories includes Syria or Sudan. In addition, after reviewing the Company training system of record, the Company did not find any orders for training either (i) delivered in Syria or Sudan or (ii) billed to an address located in Syria or Sudan.

2.	Please discuss the materiality of any contacts with Syria and Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

Response:

As described in the response to Comment 1 above, the Company’s operations and contacts relating to Syria and Sudan are extremely limited. Additionally, the Company has not had any assets or liabilities in Syria or Sudan for the last three fiscal years and the first quarter of fiscal year 2018. For an assessment of both qualitative and quantitative factors, the Company respectfully submits that it believes its extremely limited operations and contacts relating to these countries are not material. The Company further believes that neither those operations and contacts nor any potential associated reputational risk constitute a material investment risk to its security holders, and that these activities do not have a material impact on its reputation or share value. In reaching these conclusions, the Company is cognizant of the fact that certain state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism.

Cecilia Blye

Securities and Exchange Commission

January 19, 2018

The Company believes that in view of the nature of its extremely limited contacts with Syria and Sudan (which were in each case limited to charitable and humanitarian engagements sponsored by the United Nations), there is no material, associated reputational risk. The products provided by the Company to customers in Syria and Sudan are standard Cisco products that the Company believes help to drive the global expansion of information availability and individual expression. The Company believes that its sales to customers in Syria and Sudan not only comply with the letter but are in the spirit of the policy expressed by the export regulations cited above. Additionally, the Company’s website includes a web page that notes that while Cisco Products generally may not be exported to sanctioned or embargoed countries, a government export license may be available.1

Based on the foregoing, the Company does not believe that its activities relating to Syria and Sudan constitute a material investment risk to its security holders. Similarly, the Company does not believe that these activities have had or will have a material impact on its reputation or share value. Therefore, the Company does not believe that a reasonable investor would deem additional information about its activities relating to Syria and Sudan important in making an investment decision.

In reaching the conclusions stated above, the Company also considered several factors, including the following:

•	Public Availability of Information. Information about the possibility of exporting Cisco Products to Syria and Sudan appears on the Company’s publicly available website. Therefore, there is publicly available information about the Company’s operations and contacts relating to these countries. The Company believes that this information has not resulted in any adverse investor sentiment.

•	Investor Sentiment. The Company is committed to listening to its investors and endeavors to be attentive to investor sentiment regarding the Company and its reputation and image. The Company is aware of very limited investor questions regarding its operations and contacts related to sanctioned or embargoed countries, but it is not aware of any negative impact on its share value or reputation that has resulted from its limited operations and contacts related to Syria and Sudan.

[1]	http://www.cisco.com/wwl/export/compliance_provision.html

Cecilia Blye

Securities and Exchange Commission

January 19, 2018

•	Nature of Operations and Contacts. The products provided by the Company to customers in Syria and Sudan are standard Cisco products that the Company believes help create participatory architectures, drive the global expansion of information availability and promote individual expression.

•	Legal Compliance. The Company has a robust, worldwide export compliance program. All sales by the Company to end users in Syria and Sudan have been pursuant to valid export licenses granted by the Bureau of Industry and Security. The Company also respectfully submits that the diversion of a company’s products by third parties without proper export control authorization, without any involvement of that company, is at most tangentially relevant in analyzing the materiality of that company’s contacts and operations relating to a country. Further, the Company believes that if an investor were to include the impact of possible export compliance violations by third parties in its investment analysis, the Company’s robust export compliance program and the appropriate action the Company takes if it becomes aware of such unauthorized activities would be viewed as positive factors.

•	Quantitative Immateriality. The Company recognized insignificant amounts of revenue from sales to customers in each of Syria and Sudan, representing for each country less than 0.0025% of the Company’s aggregate revenue for the period from fiscal 2015 through the first quarter of fiscal 2018.

The Company supplementally advises the Staff that it will continue to assess whether the investor sentiment that may be embodied by initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism may have any material impact on the Company, its reputation and shareholders.

3.	Please tell us whether any contacts with Syria and Sudan you describe in response to the comments above involve dual use products and, if so, the nature of the dual uses.

Response:

Certain of the products, technology, components, equipment and services provided to end users in Syria and Sudan are classified as dual-use products that are subject to the Export Administration Regulations. All such dual-use products are included in the U.S. Department of Commerce’s Commerce Control List under Category 5 (Part 1) – Telecommunications and Category 5 (Part 2) – Information Security of the Export Administration Regulations. As described in the response to Comments 1 and 2 above, all of the Company’s sales to end users located in Syria and Sudan, including any dual-use products, have been pursuant to valid export licenses granted by the Bureau of Industry and Security.

Cecilia Blye

Securities and Exchange Commission

January 19, 2018

The Company is committed to maintaining strict compliance with all global export laws and regulations, and has allocated significant resources to develop, implement and maintain a robust export compliance program through which sales transactions are screened. The Company’s export management system provides a system of safeguards specific to the Company’s commercial and dual-use business to ensure compliance with the applicable global export controls laws and regulations. Commodity jurisdiction determinations, product classification, customer transaction screening, and deemed export screening are among the focal points of the Company’s export compliance program. In the event that the Company determined after investigation that resellers of Cisco products have sold products to sanctioned or embargoed end users without proper export control authorization, or on the basis of false documentation provided to the Company, the Company would take all appropriate action, up to and including the termination of the reseller engaged in such activity, and reporting its findings, as appropriate, to the proper U.S. Government authorities. The Company’s Global Export Trade Department oversees and enforces the Company’s export compliance program through the employment of manual procedures and automated systems to ensure the legitimacy of transactions. The safeguards include, but are not limited to, written policies and procedures, dedicated personnel, automated screening, training and outreach, self-assessments, audits, and recordkeeping. Further, Company policy requires that Company employees, vendors and contractors comply with applicable laws and regulations that govern export and transfer of commodities, technology and services and defines the responsibilities and establishes the authority required to promote the Company’s compliance.

Like other responsible exporters, the Company has in the past made appropriate reports to the Office of Export Enforcement of the Bureau of Industry and Security whenever, anywhere in the world, the Company has determined after investigation that possible violations of U.S. export regulations have occurred. The Company has also terminated resellers in the past for such activities. The Company intends to continue its emphasis on export compliance, and to take similar and appropriate steps with respect to any possible violations that may come to its attention in the future.

The Company’s export compliance program is conducted on a worldwide basis. The occurrences of possible unauthorized sales by third parties of which the Company has learned in the past are unrelated to the Company’s minimal operations and contacts relating to Syria or Sudan. Diversion of products to unauthorized destinations or end users can occur from anywhere in the world, including from the United States, and if such activities come to the attention of the Company, they are reported to the Office of Export Enforcement in accordance with export laws and regulations. All resales to end users located in Syria or Sudan that were authorized by the Company or with the knowledge of the Company have been made pursuant to valid export licenses. In no case has the Company had any expectation or knowledge that any product would be provided to any end user located in Syria or Sudan without a valid export license.

Cecilia Blye

Securities and Exchange Commission

January 19, 2018

Should you have any questions or comments concerning this response to your comment letter, please contact Prat S. Bhatt, Senior Vice President, Corporate Controller and Principal Accounting Officer, at (408) 526-7815, or Daniel J. Winnike of Fenwick & West LLP, our outside legal counsel, at (650) 335-7657.

Sincerely,

/s/ Kelly A. Kramer

Kelly A. Kramer

Executive Vice President and Chief

Financial Officer

cc:	Jennifer Hardy, Securities and Exchange Commission

Barbara Jacobs, Securities and Exchange Commission

Charles H. Robbins, Cisco Systems, Inc.

Mark Chandler, Cisco Systems, Inc.

Prat S. Bhatt, Cisco Systems, Inc.

Daniel J. Winnike, Fenwick & West LLP

Kris Muller, PricewaterhouseCoopers LLP

Zubin Mistri, PricewaterhouseCoopers LLP